January 11, 2018

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington, D.C. 20549

Re:	State of Israel

Registration Statement under

Schedule B, Registration No. 333-184134

Ladies and Gentlemen:

On behalf of the State of Israel, we enclose for filing pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended, the Final Prospectus Supplement dated January 10, 2018 to the Prospectus dated January 6, 2016.

Please call the undersigned at (202) 942-6529 or David Menchel at (212) 836-8241 should you require any additional information or have any questions.

Very truly yours,

/s/ Naomi M. Hartman

Naomi M. Hartman

Enclosure

Arnold & Porter Kaye Scholer LLP 601 Massachusetts Ave., NW | Washington, DC 20001-3743 | www.apks.com